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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GENITOPE CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
37229P 50 7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	37229P 50 7	Page	2	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Stanford C. Finney, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		1,885,355

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,885,355

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,885,355(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Stanford C. Finney, Jr. has sole voting power with regard to 1,885,355 shares of Common Stock he beneficially owns which includes: (1) 126,900 shares of Common Stock beneficially owned by Rainbow Futures Partners, Ltd., of which Rainbow Trading Corporation is the general partner, of which Mr. Finney is the President; (2) 316,748 shares of Common Stock beneficially owned by Rainbow Investors, of which Mr. Finney is a general partner; (3) 320,483 shares of Common Stock beneficially owned by Rainbow Trading Corporation, of which Mr. Finney is the President; (4) 305,504 shares of Common Stock beneficially owned by Rainbow Trading Systems, Inc. of which Mr. Finney is the President; (5) 20,000 shares of Common Stock beneficially owned by Pinehurst Investment Partners, of which Mr. Finney is a general partner; (6) 482,722 shares of Common Stock owned by Mr. Finney in his individual capacity, (7) 259,333 shares of Common Stock issuable to Mr. Finney upon the exercise of an outstanding warrant; and (8) 53,665 shares of Common Stock issuable to Mr. Finney upon the exercise of outstanding options that are vested or will vest within 60 days of December 31, 2006.

CUSIP No.	37229P 50 7	Page	3	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Rainbow Futures Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		126,900

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		126,900

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	126,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	37229P 50 7	Page	4	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Rainbow Investors

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		316,748

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		316,748

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	316,748

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	37229P 50 7	Page	5	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Rainbow Trading Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		447,383

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		447,383

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	447,383(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Rainbow Trading Corporation has sole voting and dispositive power with regard to 447,383 shares of Common Stock it beneficially owns    which includes: (1) 126,900 shares of Common Stock beneficially owned by Rainbow Futures Partners, Ltd., of which Rainbow Trading    Corporation is the general partner and (2) 320,483 shares of Common Stock which it owns directly.

CUSIP No.	37229P 50 7	Page	6	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Rainbow Trading Systems, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		305,504

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		305,504

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	305,504

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	37229P 50 7	Page	7	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Stingray Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	37229P 50 7	Page	8	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Pinehurst Investment Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		20,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Represents shares remaining after pro rata partnership distribution of 27,724 shares, of which 11,362 shares were distributed to Stanford C.    Finney, Jr.

Item 1.
     (a) Name of issuer: Genitope Corporation
     (b) Address of issuer’s principal executive offices: 6900 Dumbarton Circle, Freemont, CA 94555
Item 2.

(a) Name of persons filing:	Stanford C. Finney, Jr.
Rainbow Futures Partners, Ltd.
Rainbow Investors
Rainbow Trading Corporation
Rainbow Trading Systems, Inc.
Stingray Partners
Pinehurst Investment Partners

(b) Address of principal business office:	c/o Spyglass Trading LP
8201 Preston Road, LB 21, Ste. 440
Dallas, TX 75225

(c) Citizenship:	Stanford C. Finney, Jr. is a citizen of the United States of America.
Rainbow Futures Partners, Ltd. is a Texas limited partnership.
Rainbow Investors is a Texas general partnership.
Rainbow Trading Corporation is a Texas corporation.
Rainbow Trading Systems, Inc. is a Texas corporation.
Stingray Partners is a Texas general partnership.
Pinehurst Investment Partners is a Texas general partnership
(d)	Title of class of Securities: Common Stock, $0.001 par value per share
(e)	CUSIP Number: 37229P 50 7
Item 3. If this statement is filed pursuant to §§240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	ank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned:
The description of ownership set forth in Cover Sheet Box 9 is incorporated herein by reference for the following reporting persons:
Stanford C. Finney, Jr.
Rainbow Futures Partners, Ltd.
Rainbow Investors
Rainbow Trading Corporation
Rainbow Trading Systems, Inc.
Stingray Partners
Pinehurst Investment Partners
(b) Percent of Class Owned:
The description of percent of class set forth in Cover Sheet Box 11 is incorporated herein by reference for the following reporting persons:
Stanford C. Finney, Jr.
Rainbow Futures Partners, Ltd.
Rainbow Investors
Rainbow Trading Corporation
Rainbow Trading Systems, Inc.
Stingray Partners
Pinehurst Investment Partners
(c) Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

The description of the number of shares subject to sole voting power set forth in Cover Sheet Box 5 is incorporated herein by reference for the following reporting persons:
Stanford C. Finney, Jr.
Rainbow Futures Partners, Ltd.
Rainbow Investors
Rainbow Trading Corporation
Rainbow Trading Systems, Inc.
Stingray Partners
Pinehurst Investment Partners
(ii)	shared power to vote or to direct the vote:

The description of the number of shares subject to shared voting power set forth in Cover Sheet Box 6 is incorporated herein by reference for the following reporting persons:
Stanford C. Finney, Jr.
Rainbow Futures Partners, Ltd.
Rainbow Investors
Rainbow Trading Corporation
Rainbow Trading Systems, Inc.
Stingray Partners
Pinehurst Investment Partners
(iii)	sole power to dispose or to direct the disposition of:

The description of the number of shares subject to sole dispositive power set forth in Cover Sheet Box 7 is incorporated herein by reference for the following reporting persons:
Stanford C. Finney, Jr.
Rainbow Futures Partners, Ltd.
Rainbow Investors
Rainbow Trading Corporation
Rainbow Trading Systems, Inc.
Stingray Partners
Pinehurst Investment Partners
(iv)	shared power to dispose or to direct the disposition of:

The description of the number of shares subject to shared dispositive power set forth in Cover Sheet Box 8 is incorporated herein by reference for the following reporting persons:
Stanford C. Finney, Jr.
Rainbow Futures Partners, Ltd.
Rainbow Investors
Rainbow Trading Corporation

Rainbow Trading Systems, Inc.
Stingray Partners
Pinehurst Investment Partners
Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	Stanford C. Finney, Jr.

/s/ Stanford C. Finney, Jr.

Stanford C. Finney, Jr.

Date: February 14, 2007	Rainbow Futures Partners, Ltd.

	By:	Rainbow Trading Corporation
Its General Partner

	By:	Stanford C. Finney, Jr.

	Name:	Stanford C. Finney, Jr.
	Title:	President

Date: February 14, 2007	Rainbow Investors

	By:	/s/ Stanford C. Finney, Jr.

	Name:	Stanford C. Finney, Jr.
	Title:	General Partner

Date: February 14, 2007	Rainbow Trading Corporation

	By:	/s/ Stanford C. Finney, Jr.

	Name:	Stanford C. Finney, Jr.
	Title:	President

Date: February 14, 2007	Rainbow Trading Systems, Inc.

	By:	/s/ Stanford C. Finney, Jr.

	Name:	Stanford C. Finney, Jr.
	Title:	President

Date: February 14, 2007	Stingray Partners

	By:	/s/ Stanford C. Finney, Jr.

	Name:	Stanford C. Finney, Jr.
	Title:	General Partner

Date: February 14, 2007	Pinehurst Investment Partners

	By:	/s/ Stanford C. Finney, Jr.

	Name:	Stanford C. Finney, Jr.
	Title:	General Partner